OrgFarm

SOUTH INDIA'S NO 1
FASTEST GROWING STARTUP
1M+ online orders | 50K+ online users

WEFUNDER
SCAN TO JOIN LINK

We are excited to announce that **Orgfarm.store** has been onboarded by Wefunder for crowdfunding. This is your opportunity to become an investor in a company that is committed to organic farming and sustainable practices.

KEY MILESTONOE ACHIVED

+ CREATED 1142+ ORGANIC FARMERS AROUND CHENNAI

+ DELIVERED 1M+ ONLINE ORDERS IN CHENNAI

+ 50K+ ONLINE USERS

+ OPENED 2 EXPERIENCE STORE & COUNTING

Our Investors



Gokul Rajaram is an Indian-American entrepreneur and investor who has made significant contributions to the tech industry. He is best known for his work at companies like Google, Facebook, and Square, where he helped build some of their most successful products. Rajaram is also an active angel investor and advisor to several startups and a founding member of the board of directors for the Khan Academy.



Dhruv Agarwala is the CEO of REA India, a subsidiary of REA Group, which operates several leading property portals in India, including PropTiger.com, Housing.com, and Makaan.com. Under his leadership, REA India has become a major player in the Indian real estate market, known for its innovative use of technology and commitment to providing customers with a personalized experience. Agarwala holds a bachelor's degree from Yale University and an MBA from Harvard Business School.



Vetri Vellore is the CEO and co-founder of Ally.io, a technology company that provides a goal-setting and tracking platform for businesses. He has a background in technology entrepreneurship and has also founded successful startups like Chronus and Switch Automation. Vetri is passionate about using technology to help businesses become more efficient and effective.
In 2021, Ally.io was acquired by Microsoft for nearly a billion dollars, solidifying Vetri's position as a successful technology entrepreneur and innovator.

RAISED $2.5M FROM LEAD INVESTORS IN THE US AND IN JAPAN.



TIMES BUSINESS GROUP
THE FASTEST GROWING STARTUP

Orgfarm.store is already a leader in South India and has received the fastest growing startup company award.

Any Questions ?
email to **mukundu@orgfarm.store** (founder, CEO)

www.OrgFarm.store

OrgFarm

SOUTH INDIA'S NO 1
FASTEST GROWING STARTUP
1M+ online orders | 50K+ online users

WEFUNDER
SCAN TO JOIN LINK

We are excited to announce that **Orgfarm.store** has been onboarded by Wefunder for crowdfunding. This is your opportunity to become an investor in a company that is committed to organic farming and sustainable practices.

KEY MILESTONOE ACHIVED

+ CREATED 1142+ ORGANIC FARMERS AROUND CHENNAI

+ DELIVERED 1M+ ONLINE ORDERS IN CHENNAI

+ 50K+ ONLINE USERS

+ OPENED 2 EXPERIENCE STORE & COUNTING

Our Investors



Gokul Rajaram is an Indian-American entrepreneur and investor who has made significant contributions to the tech industry. He is best known for his work at companies like Google, Facebook, and Square, where he helped build some of their most successful products. Rajaram is also an active angel investor and advisor to several startups and a founding member of the board of directors for the Khan Academy.



Dhruv Agarwala is the CEO of REA India, a subsidiary of REA Group, which operates several leading property portals in India, including PropTiger.com, Housing.com, and Makaan.com. Under his leadership, REA India has become a major player in the Indian real estate market, known for its innovative use of technology and commitment to providing customers with a personalized experience. Agarwala holds a bachelor's degree from Yale University and an MBA from Harvard Business School.



Vetri Vellore is the CEO and co-founder of Ally.io, a technology company that provides a goal-setting and tracking platform for businesses. He has a background in technology entrepreneurship and has also founded successful startups like Chronus and Switch Automation. Vetri is passionate about using technology to help businesses become more efficient and effective.
In 2021, Ally.io was acquired by Microsoft for nearly a billion dollars, solidifying Vetri's position as a successful technology entrepreneur and innovator.

RAISED $2.5M FROM LEAD INVESTORS IN THE US AND IN JAPAN.



TIMES BUSINESS GROUP
THE FASTEST GROWING STARTUP

Orgfarm.store is already a leader in South India and has received the fastest growing startup company award.

Any Questions ?
email to **mukundu@orgfarm.store** (founder, CEO)

www.OrgFarm.store







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